SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07020945

SUPPL

Date
January 12, 2007

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published January 9, 10, 11 and 12, 2007.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
FEB 1 2 2007
THOMSON FINANCIAL

Published	Item	Document name	Required by
January 9, 2007	Press Release	Skanska awarded environmental assignment in USA for USD 67.5 M, approx SEK 500 M	law and by the listing agreement with Stockholm Stock Exchange
January 10, 2007	Press Release	Skanska secures bridge contract in New York City worth USD 86.5 M, about SEK 635 M	law and by the listing agreement with Stockholm Stock Exchange
January 10, 2007	Press Release	Skanska wins contract for Dockland Light Railway in London worth GBP 23 M, about SEK 310 M	law and by the listing agreement with Stockholm Stock Exchange
January 11, 2007	Press Release	Skanska to construct shipping channel i Czech Republic for SEK 305 M	law and by the listing agreement with Stockholm Stock Exchange
January 11, 2007	Press Release	Skanska builds new office in Bergen for NOK 271 M, about SEK 310 M	law and by the listing agreement with Stockholm Stock Exchange
January 12, 2007	Press Release	Skanska secures GBP 64 M, SEK 870 M, contract for commercial office development in London	law and by the listing agreement with Stockholm Stock Exchange

Press Release

January 12, 2007

Skanska secures GBP 64 M, SEK 870 M, contract for commercial office development in London

Skanska has secured a contract to construct a commercial office building at Crown Place in central London, in the UK. The contract amounts to GBP 64 M, or about SEK 870 M, and will be included in order bookings for the fourth quarter of 2006. The client is Greycoat Crown Place Partnership.

The office building at 30 Crown Place will encompass 18 floors, 26,000 square meters of office space and 600 square meters of retail space, as well as parking at the basement level.

Curved glass facades will give the building a striking form. Sustainability is a key element and geothermic and solar energy systems will supplement the building's power source.

Skanska UK, in cooperation with the client, has developed structural engineering solutions responding to the client's needs for everything from foundation to mechanical and electrical installations.

The project will begin immediately and is scheduled for completion in November 2008.

Skanska UK reported revenues of GBP 793 M, SEK 10.7 billion, in 2005, with 3,500 employees. The company is active in building construction and civil engineering as well as utilities and building services. Skanska also is a leader in the UK's Private Finance Initiative programme (PFI).

For additional information, contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and other press releases can be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.

Press Release

January 11, 2007

Skanska builds new offices in Bergen for NOK 271 M, about SEK 310 M

Skanska has been contracted to build an office complex in Bergen, Norway. The contract totals NOK 271 M, about SEK 310 M, which is included in order bookings for the first quarter of 2007.

The customer is Nonnen Utbygging AS, which part of the Entra Eiendom AS real-estate company.

The assignment covers an office facility comprising two buildings, one 14-stories in height and the other eleven stories. The project totals 17,000 square meters.

Construction starts this January and Skanska's work is scheduled to be completed in June 2008.

Skanska Norway is active in building construction and civil engineering projects. The unit reported sales last year amounting to about SEK 10.5 billion, with some 4,200 employees. Skanska is also active in Norway in the development of residential projects and in PPP projects.

For further information please contact:

Geir Linge, Head of Communications, Skanska Norway,
tel +47 4000 6400
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.

Press Release

January 10, 2007

Skanska wins contract for Docklands Light Railway in London worth GBP 23 M, about SEK 310 M

Skanska has secured a major construction contract for the new Docklands Light Railway (DLR) extension to Stratford International Station in London, UK. Skanska's share of the contract amount is GBP 23 M, about SEK 310 M, which will be included in order bookings for the first quarter 2007. The customer is Transport for London.

Skanska is carrying out the project in joint venture with GrantRail. The total project amount is GBP 39 M, about SEK 530 M, of which Skanska's share is 60 percent. The project involves the construction of two new Network Rail platforms north of Stratford Regional Station, and associated track alignment between Stratford and Stratford International as well as the construction of the Docklands Light Railway Stratford International Station box.

This is the first of three planned major construction contracts that will extend the DLR from Royal Victoria to Stratford International.

The project will start immediately and completion is scheduled for February 2009. The extension of DLR is expected to play a key role in transport plans for the 2012 Games, with the new line set to open in 2010.

Skanska UK reported revenues of GBP 793 M, SEK 10.7 billion, in 2005, with 3,500 employees. The company is active in building construction and civil engineering as well as utilities and building services. Skanska also is a leader in the UK's Private Finance Initiative programme (PFI).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Press Release

January 10, 2007

Skanska secures bridge contract in New York City worth USD 86.5 M, about SEK 635 M

Skanska has secured the contract to refurbish the Roosevelt Island Bridge in New York City. The contract amount, totaling USD 86.5 M, approximately SEK 635 M, is included in order bookings for the fourth quarter of 2006. The customer is the New York City Department of Transportation.

The Roosevelt Island Bridge, constructed in 1955, is a lift span bridge that is opened by raising the 127-meter center span 30 meters between two towers. The bridge, with a total length of 410 meters, spans the East River East Channel to link the borough of Queens with Roosevelt Island. The bridge has two vehicle lanes and a pedestrian walkway.

The scope of the contract encompasses total refurbishment of both the main bridge and the approaches, including replacement of bridge deck, the lifting machinery and cables and other installations. The project also includes replacing the approach bearings with seismic bearings.

Work will begin in the near future and is scheduled for completion within 35 months. The rebuilding will take place in stages to minimize disruption to traffic.

Skanska is working continuously on major bridge projects in New York. Current projects include extensive repairs to Williamsburg Bridge, Manhattan Bridge and Triborough Bridge.

The project is being carried out by Skanska USA Civil, which specializes in the construction of traffic infrastructure and energy, water-supply and water-treatment facilities. The company, with operations in the eastern US, Colorado and California, has some 4,300 employees. Skanska USA Civil had sales of approximately USD 9.4 billion in 2005.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

January 9, 2007

Skanska awarded environmental assignment in USA for USD 67.5 M, approximately SEK 500 M

Skanska has been awarded the assignment to upgrade a water pollution control plant in Eastern USA. The total contract amount is USD 150 M, SEK 1,105 M, of which Skanska's share is 45 percent, corresponding to USD 67.5 M, approximately SEK 500 M. Skanska's share of the contract will be included in the fourth quarter 2006 order bookings.

The assignment pertains to a bolt-on contract at one of several projects that Skanska is currently undertaking to extend and upgrade existing wastewater treatment plants in the US. The project is part of the federal program aimed at reducing pollution and enhancing water quality in major metropolitan areas in the US.

Skanska's assignment includes foundation work, piling, steel sheeting and all associated mechanical work.

Work on the site is set to commence immediately and is scheduled for completion in February 2009.

This assignment, in addition to other environmental projects, will be performed by Skanska USA Civil. Skanska USA Civil's operations focus on transportation infrastructure and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. Skanska USA Civil has some 4,300 employees and had sales totaling approximately SEK 9.4 billion in 2005.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.

END